John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778    Fax: 913.660.9157

john.lively@1940actlawgroup.com

September 20, 2017

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Mr. Foor:

On July 6, 2017, the Trust filed with the Securities and Exchange Commission (the “Commission”) a Post-Effective Amendment No. 262 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 263 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”) pertaining to the Green Owl Intrinsic Value Fund (the “Fund”). The Amendment was filed in connection with ownership changes in the Fund’s investment adviser pursuant to which a shareholder meeting was held and approval of a new advisory agreement was obtained. In conjunction with this filing of the Amendment, the Trust submitted a proxy statement (the “Proxy Statement”) pursuant to the requirements of the applicable rules (including Schedule 14A) promulgated under the Securities Exchange Act of 1934, as amended, that was intended to solicit votes from shareholders of the Fund.

You recently provided comments to my colleague relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, making other minor and conforming changes, and updating the financial information for the Fund.

Prospectus:

Summary Section / Fees and Expenses of the Fund

1.

Comment: You rearticulated the comment that was provided in connection with the Proxy Statement related to the recoupment feature of the Fund’s expense limitation arrangements. Previously, you asked that the Trust verify that the recoupment is permissible only within three years from the date of the actual waiver or reimbursement, and revise the disclosure to clarify this point – you indicated that this was the staff’s position on recoupment features associated with an expense limitation arrangement. You noted

Mr. Foor

U.S. Securities and Exchange Commission

September 20, 2017

that the recoupment features of the Fund’s expense limitation arrangements allowed the Fund to recoup three years from the end of the term of the expense limitation arrangement and that this was not consistent with the staff’s position. You indicated that, conceivably, the adviser would be able to recoup fees waived and expenses reimbursed for up to nearly four years from the date of such actual waiver and/or reimbursement. Additionally, the Trust noted that in discussions subsequent to the initial receipt of the comments, the staff asked that the Trust verify that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements, and that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Response: As noted in the response given to this comment when provided in connection with your review of the Proxy Statement, the Trust respectfully disagrees with this comment. The Trust maintains its positions that under the expense limitation arrangement, the adviser has agreed to waive its fees or reimburse the Fund in order to limit the relevant Fund’s annual operating expenses to the stated expense ratios applicable to each share class, as calculated on a per annum basis. While the Fund attempts to estimate the amounts to be waived or reimbursed by the adviser via accruals made throughout the term of the expense limitation arrangement, the Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annualized expense ratios and, accordingly, the amounts required to be waived or reimbursed by the adviser will not be known until the full term is completed. For example, a fund with minimal assets at the beginning of the term whose asset levels increase significantly during the term may accrue for an advisory fee waiver over the first few months of the year, but later determine that such advisory fee waiver is not actually required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the term. Similarly, whether the adviser may recoup its previously waived fees or Fund expenses paid cannot be determined until the full term is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the adviser entitled to recoupment of its previously waived fees/expenses reimbursed. Further, under the terms of the operating expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years of the fiscal year in which they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the term of the expense limitation arrangement. Therefore, any recoupment by the adviser would occur within three years of that date.

In the Trust’s response to comments provided on the Proxy Statement, we noted that this matter has been discussed with the Fund’s independent registered public accounting firm, and the Trust is of the view that the foregoing approach is consistent with accounting standards applicable to registered investment companies.

The Trust continues to confirm that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

In conjunction with the comments provided on the Amendment, on behalf of the Trust, we requested that you provide the authority on which the staff has established its position. The staff provided a few sources of such authority. However, we have reviewed those sources and are unable to identify any specific references to the staff’s position. Moreover, we have consulted with several outside public accounting firms to determine if there is any authority that they are aware of that would support the staff’s position and none of them were able to provide such authority. The Trust believes that its position as articulated above is reasonable, clearly disclosed to shareholders, and easier to administer than the staff’s position. The Trust notes that if it were to adopt the staff’s position, the Trust would be required to amend its

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Mr. Foor

U.S. Securities and Exchange Commission

September 20, 2017

disclosure to shareholders, amend the expense limitation agreement, and implement new and additional internal processes – all of which would result in additional expenses to the Fund.

Accordingly, the Trust respectfully disagrees with the staff’s comment and declines to adjust the expense limitation arrangements and related disclosure in response to this comment.

Summary Section / Principal Investment Strategies

2.	Comment: Are investments in emerging markets securities a principal strategy for this Fund? If so, please add disclosure in the strategies section as well as corresponding risk disclosure.

Response: The Adviser has indicated that, at this time, investments in emerging market securities are not a part of the Fund’s principal strategy and, as such, disclosure has not been added.

Statement of Additional Information

Portfolio Transactions and Brokerage

3.	Comment: Please review the tables in this section for the fiscal year ending October 31, 2014. One commission amount is $8,198 and one is $8,178 – should these be the same?

Response: The Trust has reviewed the disclosure and corrected as applicable.

*             *            *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively

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